Mail Stop 3561

May 9, 2008

Thomas W. Dickson
Chairman, President and Chief Executive Officer
Ruddick Corporation
301 S. Tryon Street, Suite 1800
Charlotte, North Carolina 28202

> **Re: Ruddick Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 2, 2008**
> **File No. 001-06905**

Dear Mr. Dickson:

We have reviewed your response letter dated April 28, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A as filed January 2, 2008

Elements of Compensation, page 21

1. We note your response to prior comment ten of our letter dated March 28, 2008 and your indication that you will include in future filings the personal performance objectives considered in connection with the setting of the base salaries for the NEOs. Please also tell us, and confirm that you will disclose in future filings, how the corporate operating results impact your decisions in setting base salaries. For example, state whether a below-expected NOPAT Return could result in a lesser or no increase in base salaries and whether you use the same performance objective threshold in making this determination as you do for your performance shares.

2. We note your response to prior comment 11 of our letter dated March 28, 2008 and your proposed disclosure in response to this comment. Please ensure that you explain in future filings *why* "the Company believes these measures are appropriate determinates of the Company's and its operating subsidiaries'

success," such as you have in the preceding explanation you provided in response to the comment.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Marc Corredor, Esq.
McGuireWoods LLP
Facsimile No.: (704) 805-5040